Exhibit 4


                                                   Gary R. Dowell
                                                   1720 Content Lane
                                                   Reisterstown, MD  21136

August 7, 2001

Peggy J. Stewart, President
WHG Bancshares, Corp
1505 York Road
Lutherville, MD  21093

Dear Peggy J. Stewart, President,

     I would like to take this opportunity to tell you of my disappointment in your action or inaction to recommend and have me appointed to WHG Bancshares, Corporation (WHGB) Board of Directors. This lack of motivation to add an individual to the WHGB Board of Directors, who has 25 years of banking experience, with one of the most profitable banks in the country, and who also owns five percent of WHGB outstanding shares of stock is unbelievable.

     I hope that you and your Board will reconsider my offer to assist WHBG in improving shareholder value by improving management of the bank's resources to increase returns on assets and equity to average banking standards.

     Since you did not find it necessary to respond to my May 30, 2001 letter by June 30, 2001 as I requested, or as of today, I have enclosed a copy of a letter delivered to Diana L. Rohrback, Secretary, WHG Bancshares, Corporation (WHGB).

     If you have any questions or wish to discuss a Board position, please contact me at the above address or call me at 410-833-9111.

Sincerely,


/s/ Gary R. Dowell
------------------
Gary R. Dowell

cc:
Board of Directors, c/o John E. Lufburrow, Chairman
Daniel J. Gallagher, EVP